OPPENHEIMER & CO. INC.

85 Broad Street

New York, New York 10004

January 20, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Modular Medical, Inc.
Registration Statement on Form S-1
Registration No. 333-260682
Withdrawal of Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 18, 2022, in which we, as representative of the several underwriters of Modular Medical, Inc.’s proposed public offering of common stock, joined Modular Medical, Inc.’s request for acceleration of the effective date of the above-referenced Registration Statement for Thursday, January 20, 2022, at 5:00 p.m. Eastern Time. Modular Medical, Inc. is no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

OPPENHEIMER & CO. INC.
As representative of the several Underwriters

OPPENHEIMER & CO. INC.

By:	/s/ Matthew Dormer
Name:	Matthew Dormer
Title:	Managing Director, Healthcare Investment Banking